October 31, 2001

To Our Stockholders:

    On behalf of the Board of Directors, I am pleased to inform you that Vysis, Inc. has entered into a merger agreement with Abbott Laboratories. Under the terms of the merger agreement, a subsidiary of Abbott has commenced a tender offer to purchase all of the shares of Vysis' common stock for $30.50 per share in cash. The offer is subject to, among other things, the tender of at least fifty-one percent (51%) of Vysis' outstanding shares, determined on a fully diluted basis. Concurrently with Vysis entering into the merger agreement, Vysis' largest stockholder, Amoco Technology Company, which holds approximately 64.7% of Vysis' outstanding shares of common stock, has entered into an agreement with Abbott to tender all of its shares of Vysis common stock into the tender offer. The tender offer, if successfully completed, will be followed by a merger in which each Vysis share not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

    After careful consideration, your Board of Directors has approved the merger agreement, the offer and the merger and determined that the offer and the merger are advisable and fair to, and in the best interests of, Vysis and its stockholders. The Board recommends that you accept the offer and tender your shares pursuant to the offer. In arriving at its recommendation, the Board considered a number of factors, as described in the attached Solicitation/Recommendation Statement, including the opinion of Wachovia Securities, Vysis' financial advisor, to the effect that the consideration to be received by the holders of Vysis common stock in the offer and the merger is fair to such stockholders from a financial point of view.

    Enclosed is the Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering shares. These documents describe the terms and conditions of the offer. We urge you to read carefully the attached Solicitation/Recommendation Statement and other enclosed materials.

                      Sincerely,

                      John L. Bishop
                      President and Chief Executive Officer